AMENDMENT NO. 1

TO

STOCK PURCHASE AGREEMENT

This Amendment No. 1 to Stock Purchase Agreement (this “Amendment”), dated as of November 23, 2005, is entered into by and between Newell Rubbermaid Inc., a corporation organized under the laws of the State of Delaware (“Purchaser”), and Esselte AB, a corporation organized under the laws of the Kingdom of Sweden (“Seller”), and acknowledged by Esselte Group Holdings AB, a corporation organized under the laws of the Kingdom of Sweden and the indirect parent company of Seller (“Parent”). Capitalized terms used but not defined in this Agreement have the respective meanings assigned to them in the Purchase Agreement (as defined below).

WHEREAS, Purchaser, Seller and, solely with respect to Section 10.12 of the Purchase Agreement, Parent, have entered into that certain Stock Purchase Agreement, dated as of July 28, 2005 (the “Purchase Agreement”), pursuant to which, among other things, Purchaser will, directly or through its Designated Purchaser Affiliates, acquire from Seller and its Affiliates all of the outstanding capital stock of the Companies and all of the Outside Inventory, all upon the terms and subject to the conditions set forth therein.

WHEREAS, the parties hereto desire to amend the Purchase Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

AMENDMENT

Notwithstanding anything to the contrary contained in the Purchase Agreement, the Purchase Agreement is hereby amended in the following respects:

Section 1.1 Updated Available Seller Employee List; Severance Payments by Seller to Certain Seller Employees.

(a) Section 5.6(f) of the Disclosure Schedule, which lists the employees of Seller and its Affiliates to whom Purchaser may offer post-Closing employment with Purchaser or any Company or Subsidiary pursuant to Section 5.6(f) of the Purchase Agreement, is hereby deleted in its entirety and replaced by Schedule 5.6(f) attached hereto, and each person listed on Schedule 5.6(f) attached hereto shall be referred to as an “Available Seller Employee”.

(b) Prior to offering post-Closing employment with Purchaser or any Company or Subsidiary to any Available Seller Employee, Purchaser shall provide Seller a true and correct copy of any written offer of employment made to such Available Seller Employee. In the event that an Available Seller Employee voluntarily resigns employment with Seller or any of its Affiliates, signs a waiver releasing Seller and Purchaser from liabilities arising out of the employment relationship with Seller, including payment of severance amounts, to the extent permitted by applicable law, and accepts such offer of post-Closing employment from Purchaser, Seller shall pay to Purchaser promptly after the date such Available Seller Employee’s employment with Seller or its applicable Affiliate terminates (but in any event within five business days after such date), an amount equal to 60% of the greater of (i) the severance amount to which such employee would have been entitled from Seller or its Affiliates pursuant to the Seller’s employment policies as in effect as of the Closing Date had such employee been terminated by Seller as of the date of such employee’s resignation or (ii) the severance amount to which such employee would have been entitled under applicable Law had such employee been terminated by Seller as of the date of such employee’s resignation (with respect to each Available Seller Employee such amount, the “Bonus Amount”); provided, however, that, notwithstanding anything to the contrary herein, any amounts required by law to be paid by Seller directly to any Available Seller Employee shall be deducted from any Bonus Amount payable to Purchaser with respect to such employee.

(c) Purchaser shall promptly pay any Bonus Amount received by it from Seller to the Available Seller Employee to which such amount relates (but in any event within five business days), less amounts required to be withheld pursuant to applicable law. At the request of Seller, Purchaser shall provide to Seller reasonable evidence that Purchaser has paid a Bonus Amount to an Available Seller Employee identified by Seller.

(d) Seller shall pay all accrued sales and commission bonuses required under applicable law to be paid by Seller to an Available Seller Employee who voluntarily resigns employment with Seller or any of its Affiliates and accepts an offer of post-Closing employment from Purchaser or its Affiliates.

Section 1.2 Trademarks; Tradenames. Section 5.13 of the Purchase Agreement is hereby amended to delete the reference to “one hundred twenty (120) days” in clause (a) and the reference to “one hundred (120) days” in clause (b) and to replace such references with the phrase “seven (7) months”.

Section 1.3 Reorganization. Seller and Purchaser acknowledge and agree that (a) pursuant to Section 5.15(b) of the Purchase Agreement, Seller has elected to change the reorganization plan from the Holdings Proposal to the Corporation Proposal pursuant to the letter agreement attached as Schedule 1.3(a) hereto, and, pursuant to and in accordance with said Section 5.15(b), the Purchase Price shall be decreased by $12,600,000, (b) the Proposed Reorganization Amendments dated September 21, 2005, October 21, 2005 and October 31, 2005, copies of which are attached as Schedule 1.3(b) hereto, are each Accepted Reorganization Amendments, and (c) as a result of and in connection with the change to the Corporation Proposal, among other things contemplated by the Purchase Agreement, Purchaser or its Designated Purchaser Affiliates will be purchasing all of the issued and outstanding shares of Esselte Corporation, and will not be purchasing any of the Holdings Shares.

Section 1.4 Manugistics Licenses; Telecommunications Networks. Notwithstanding anything to the contrary contained in Section 5.22(h)(iii) or any other provision of the Purchase Agreement, (a) Seller and Purchaser each agree to bear 50% of the costs and expenses of procuring, under the Manugistics License Agreement, such number of additional seat licenses (up to a maximum of five additional licenses) as Purchaser requests for employees of the Companies and the Subsidiaries, and (b) Seller and Purchaser each agree to bear 50% of the costs and expenses necessary to separate the telecommunications networks at the Sint-Niklaas, Belgium facility so that Purchaser, the Companies and the Subsidiaries can operate the Business on such network separate from the operation by Seller and its Affiliates of the Retained Business on such network.

Section 1.5 Bar Codes. Section 5.27 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“Section 5.27 Bar Codes.

(a) Seller and its Affiliates will not use the EAN/UCC company prefix 54 11313 issued by GS1 Belgium (the “Prefix”) for bar coding on any new products released by Seller or its Affiliates after the Closing.

(b) Seller and its Affiliates may continue to use the specific combinations of the Prefix and the digits following the Prefix that have been used for bar coding those specific products of the Retained Business associated with each specific code prior to the Closing Date (the “Esselte Codes”) in perpetuity following the Closing.

(c) From and after the Closing, Purchaser and its subsidiaries and the Companies and the Subsidiaries may use the Prefix plus any digits following such prefix for bar coding with no restrictions, except that none of Purchaser, its subsidiaries, the Companies or the Subsidiaries may use the Esselte Codes.

(d) Notwithstanding anything to the contrary contained in this Agreement, the rights granted pursuant to this Section 5.27 to Seller and its Affiliates shall not be assignable to a third party (other than by reorganization, merger, consolidation, transfer of all or substantially all of the assets or otherwise by operation of law) without the advance written consent of Purchaser, which consent shall not be unreasonably withheld.

(e) Seller agrees that Purchaser shall have no responsibility for claims by third parties arising out of, or relating to, the use by Seller or any Affiliate of any of the Bar Codes after the Closing Date, and Seller agrees to indemnify and hold harmless Purchaser and its Affiliates from any and all Losses that may arise out of the use thereof by Seller or any Affiliate thereof.”

Section 1.6 Removal of Disclosed Contracts.

(a) Seller represents and warrants to Purchaser that each of the Expired Commitments (as defined below) listed in the Disclosure Schedule is not, as of the date of this Amendment, and was not as of July 28, 2005, in effect, and none of the Companies or the Subsidiaries will have any obligation or liability under any Expired Commitment after the Closing Date. Each reference in the Disclosure Schedule to any Expired Commitment shall be amended hereby to remove the reference to such Expired Commitment from each such Disclosure Schedule as if such Expired Commitment had never been disclosed on the Disclosure Schedule. Each Expired Commitment shall for all purposes under the Purchase Agreement be deemed to be a Retained Business Asset and a Retained Business Liability and assets and liabilities of the Retained Business.

(b) “Expired Commitments” means the following Commitments (including all amendments, supplements and modifications thereto and waivers thereof):

(i) Contract for License, Manufacture and Fulfillment between Esselte Pendaflex Corp. and Vision Plastics, a Division of The Hanson Group, Limited, dated July 1, 1991;

(ii) Master Agreement between Esselte Corp. and Rand McNally Book Services, Inc. dated April 21, 1997;

(iii) Master Agreement between Esselte Corp. and Viking Acoustical Corp. dated October 19, 1999;

(iv) Supply Agreement between Esselte France S.A.S. and Golden Pot Management Services S.L. dated January 28, 2004;

(v) Standard Office Building Lease effective July 1, 2004 by and between One River Plaza Company as lessor and Esselte Corporation as lessee for the premises located at 305 S. Andrews Avenue, Fort Lauderdale, Florida;

(vi) Contract for License, Manufacture and Fulfillment between Esselte Pendaflex Corporation and Precise Plastic Products, Inc. dated January 1, 1991;

(vii) Master Field Test License and Non-Disclosure Agreement between Dymo Corporation and Borland Software Corporation dated January 25, 2002; and

(viii) Letter Agreement between Esselte Pendaflex and American Airlines, Inc. dated January 24, 2003.

Section 1.7 Seller Distributor Arrangements. With respect to each distributor or distribution agreement to which Seller or its Affiliates is a party that involves the sale of any Business product to a third party for resale in a country in which Seller or its Affiliates do not currently maintain a subsidiary, Seller agrees that (a) with respect to each such agreement that is in written form, at or prior to the Closing it will terminate each such agreement that relates exclusively to Business products and, with respect to each such agreement that is in written form that does not relate exclusively to Business products, either amend such agreement to eliminate and terminate the sale or distribution of any Business product thereunder or terminate such agreement in its entirety, and (b) each of such agreements, whether written or oral, shall for all purposes under the Purchase Agreement (including Section 8.2(b)) be deemed to be Retained Business Assets and Retained Business Liabilities and assets and liabilities of the Retained Business.

Section 1.8 Advertising and Promotion; Closing Adjustment for Excess A&P Spend Amount.

(a) Clause (xiii) of Section 5.1(c) of the Purchase Agreement is void ab initio and of no force and effect and is hereby deleted in its entirety and replaced with the following:

“(xiii) [Intentionally omitted.]”

(b) A new Section 5.29 shall be added to the Purchase Agreement after Section 5.28 and shall (a) supersede in its entirety (other than with respect to the express waiver therein by Purchaser of any alleged breach of Section 5.1(c)(xiii) by Seller) the letter agreement between Seller and Purchaser, dated October 24, 2005, relating to, among other things, Section 5.1(c)(xiii) of the Purchase Agreement, and (b) read in its entirety as follows:

“Section 5.29 Advertising and Promotion.

(a) Seller shall ensure that prior to the Closing the DYMO global operating division of Parent shall incur advertising and promotion expenses of no less than an amount equal to $2.833 million per month for each of the completed months between July 1, 2005 and the Closing Date plus an additional amount equal to the product (rounded to the nearest $1,000) of $2.833 million and the quotient determined by dividing the number of days elapsed prior to the Closing Date (not including the Closing Date) in the month in which the Closing occurs by the total number of days in the month in which the Closing occurs (e.g., if the Closing Date is November 18, 2005, the additional amount is $1.605 million ($2.833 x (17 ÷ 30)) (the “Required Amount”). For purposes of this Section 5.29(a), (i) the month of July is deemed to constitute a completed month and the month in which the Closing occurs is not deemed to constitute a completed month, and (ii) in determining the amount of advertising and promotion expenses incurred in accordance with this Section 5.29(a), Euros shall be converted to U.S. dollars at a rate of 1.286.

(b) Seller shall ensure that prior to the Closing the DYMO global operating division of Parent shall use its commercially reasonable efforts to incur additional advertising and promotion expenses of up to $6 million prior to the Closing, in connection with one or more of the following advertising and promotion activities:

(i) LabelWriter print advertising (US);

(ii) UK LabelWriter 300 sell-out campaign;

(iii) Germany TV boost for print campaign;

(iv) Netherlands TV boost current campaign;

(v) Industrial initiative in the US;

(vi) Production TVC and media planning;

(vii) Australia consumer campaign;

(viii) Consumer campaign TV/Print (US);

(ix) Consumer insert US Newspapers;

(x) LabelWriter TV campaign (US);

(xi) Several US campaigns; and

(xii) CEXP LabelWriter sampling campaign.

(c) If the aggregate advertising and promotion expenses incurred by the DYMO global operating division during the period from July 1, 2005 to the Closing (the “Aggregate A&P Spend”) exceeds the Required Amount, then the amount equal to the lesser of (i) the excess of the Aggregate A&P Spend over the Required Amount, and (ii) the aggregate amount of advertising and promotion expenses incurred in connection with the advertising and promotion activities listed in clause (b) above, shall be considered and referred to herein as the “Excess A&P Spend Amount”; provided, however, that if the Excess A&P Spend Amount is in excess of $6 million, the Excess A&P Spend Amount shall for all purposes hereunder be equal to $6 million. For purposes of determining the amount of the Excess A&P Spend Amount, Euros shall be converted to U.S. dollars at a rate of 1.1852.”

(c) Section 9.1(i) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“(i) “Closing Adjustment” shall mean the amount equal to the following as of immediately after giving effect to the Reorganization and the Closing: (A) the Working Capital Adjustment, minus (B) the amount of Outstanding Indebtedness of the Companies and the Subsidiaries, minus (C) the capitalized amount of the Belgian Lease required to be capitalized in accordance with the Accounting Principles as of the Closing Date to the extent such amount exceeds $4,500,000, plus (D) the Excess A&P Spend Amount.”

Section 1.9 2005 Rebates.

(a) Seller shall pay when due to customers all customer rebates (including volume, growth and tiered rebates) arising out of or relating to the sale of products of the Business for the year ending December 31, 2005 (such rebates are referred to herein as “Business Customer Rebates”, and the amount of such rebates is referred to herein as the “Business Customer Rebates Amount”).

(b) Notwithstanding anything to the contrary contained in the Purchase Agreement (including the definition of Net Working Capital), none of Net Working Capital, Closing Net Working Capital, the Estimated Closing Adjustment or the Closing Adjustment shall include any amount, accrual or reserve for or related to any Business Customer Rebate, including, for the avoidance of doubt, any such amount, accrual or reserve for pre-paid rebates.

(c) Seller shall, no later than March 1, 2006, prepare and deliver to Purchaser a certificate executed by a senior executive officer of Seller (the “Preliminary Rebate Statement”) setting forth (i) the Business Customer Rebates Amount, which shall include a reasonably detailed description of the calculation thereof, (ii) with respect to each customer for whom a Business Customer Rebate is paid or credited to, (A) the amount of sales of Business products made to such customer (1) from January 1, 2005 through the day prior to the Closing Date, and (2) from the Closing Date through December 31, 2005, and (B) the total amount of the Business Customer Rebate for such customer for the year ending December 31, 2005, and (iii) Seller’s calculation of the Post-Closing Business Customer Rebates Amount (as defined below), which shall include a reasonably detailed description of the calculation thereof. The Preliminary Rebate Statement shall be prepared by Seller in good faith and in accordance with this Section 1.9 and the books and records of Seller, the Companies and the Subsidiaries.

(d) “Post-Closing Business Customer Rebates Amount” shall be an amount equal to the portion of the Business Customer Rebates and the Business Customer Rebates Amount allocable to Business Customer Rebates from the Closing Date through December 31, 2005 and calculated as follows: the sum of, for each customer to whom a Business Customer Rebate is paid or credited to, the product of (i) a fraction, the numerator of which is the amount of sales of Business products made to such customer from the Closing Date through December 31, 2005, and the denominator of which is the amount of sales of Business products made to such customer from January 1, 2005 through December 31, 2005, and (ii) the total amount of the Business Customer Rebate for such customer for the year ending December 31, 2005.

(e) Purchaser will have 30 days following Purchaser’s receipt of the Preliminary Rebate Statement to review and respond to the Preliminary Rebate Statement. If Purchaser notifies Seller of its acceptance of the calculation and the amount of the Post-Closing Business Customer Rebates Amount set forth in the Preliminary Rebate Statement, or if Purchaser fails to deliver a written notice of its disagreement with the Post-Closing Business Customer Rebates Amount set forth in the Preliminary Rebate Statement (the “Purchaser’s Rebate Dispute Report”) within the 30-day period following Purchaser’s receipt of the Preliminary Rebate Statement, the Post-Closing Business Customer Rebates Amount shown on the Preliminary Rebate Statement shall be final, conclusive and binding on the parties as of the last day of such 30-day period. If issued, the Purchaser’s Rebate Dispute Report shall set forth in reasonable detail any proposed adjustment to the Preliminary Rebate Statement and the basis for such adjustment.

(f) Purchaser and Seller shall cooperate fully with each other and each other’s accountants (subject to compliance with such accountants’ customary procedures for discussions and, if applicable, release of work papers) in furnishing all information and documents and access at all reasonable times to the books, records, accounts and facilities of Seller, the Companies and the Subsidiaries (and their officers, employees, accountants and representatives) reasonably requested by the other party or such party’s accountants in connection with the preparation or review of the Preliminary Rebate Statement, the Purchaser’s Rebate Dispute Report and any other response thereto and in connection with the preparation or review of any submissions pursuant to this Section 1.9. Purchaser and Seller shall use good faith efforts to resolve the Disputed Rebate Matters specified in the Purchaser’s Rebate Dispute Report (the “Disputed Rebate Matters”), and any resolution in writing between them as to a Disputed Rebate Matter shall be final, binding and conclusive on the parties hereto, and Seller shall modify and redeliver to Purchaser the Preliminary Rebate Statement reflecting such resolution. If Purchaser and Seller resolve all Disputed Rebate Matters, the Preliminary Rebate Statement, as modified to reflect such resolution, will become final, binding and conclusive on the date on which all such Disputed Rebate Matters are resolved in writing.

(g) If, after 15 days following Purchaser’s delivery of the Purchaser’s Rebate Dispute Report, Purchaser and Seller are unable to resolve any Disputed Rebate Matter, such Disputed Rebate Matter shall be referred to the Arbitrator for resolution. If Seller and Purchaser are not able to resolve in writing each Disputed Rebate Matter before the date that the Arbitrator delivers to Seller and Purchaser a copy of its Rebate Determination (as defined below) pursuant to Section 1.9(j) below, such Rebate Determination shall become final and binding in accordance with Section 1.9(j) below.

(h) The Arbitrator shall be instructed to use every reasonable effort to make its determination (in compliance with this Section 1.9) with respect to each Disputed Rebate Matter (the “Rebate Determination”) within 30 days of the submission to the Arbitrator of the Disputed Rebate Matters. Purchaser and Seller shall cooperate fully with the Arbitrator and furnish all information and documents and access at all reasonable times to the books, records, accounts and facilities of Seller, the Companies and the Subsidiaries (and their officers, employees, accountants (subject to compliance with such accountants’ customary procedures for discussions and, if applicable, release of work papers) and representatives) as reasonably requested by the Arbitrator for the purpose of reviewing submissions to it and making the Rebate Determination.

(i) Purchaser and Seller shall each submit a binder to the Arbitrator promptly (and in any event within seven days after the Arbitrator’s engagement), which binder shall contain such party’s calculation of the Post-Closing Business Customer Rebates Amount, including information, arguments and support for such party’s position; provided, however, that Purchaser’s computations reflected in its binder must match those set forth in Purchaser’s Rebate Dispute Report or agreed to with Seller pursuant to Section 1.9(f) above, and Seller’s computations reflected in its binder must match those set forth in the Preliminary Rebate Statement or agreed to with Purchaser pursuant to Section 1.9(f) above. The Arbitrator will (i) review the Preliminary Rebate Statement, the Post-Closing Business Customer Rebates Amount, Purchaser’s and Seller’s binders and the Purchaser’s Rebate Dispute Report; (ii) determine (1) whether Seller’s proposed amount for each individual item in the Preliminary Rebate Statement or Purchaser’s proposed adjustment thereto in the Purchaser’s Rebate Dispute Report is calculated more nearly in accordance with this Section 1.9, and (2) whether there were mathematical errors in the Preliminary Rebate Statement; (iii) prepare a statement of the Post-Closing Business Customer Rebates Amount (the “Final Rebate Statement”), which will include each amount in the Preliminary Rebate Statement that was accepted by Purchaser, each adjustment otherwise agreed to in writing by Purchaser and Seller pursuant to Section 1.9(f), each amount included in the Preliminary Rebate Statement that the Arbitrator determines was calculated more nearly in accordance with this Section 1.9 and each amount in the Purchaser’s Rebate Dispute Report that the Arbitrator determines was calculated more nearly in accordance with this Section 1.9; and (iv) deliver notice of the Rebate Determination, which shall include the final Post-Closing Business Customer Rebates Amount as determined by the Arbitrator in accordance with this Section 1.9 and the Final Rebate Statement, together with a report setting forth each Disputed Rebate Matter and the Arbitrator’s Rebate Determination with respect thereto and each party’s relative portion of the Arbitrator’s fees (calculated in accordance with Section 1.9(j) below).

(j) After completing the Rebate Determination, the Arbitrator shall deliver notice of the Rebate Determination (including the final Post-Closing Business Customer Rebates Amount, the Final Rebate Statement and the report referenced in Section 1.9(i) above) to Purchaser and Seller, and upon receipt thereof, the Rebate Determination, such Final Rebate Statement and final Post-Closing Business Customer Rebates Amount shall be final, binding and conclusive on the parties hereto. The costs, fees and expenses of the Arbitrator shall be allocated between Purchaser and Seller by the Arbitrator so that the amount of such costs, fees and expenses paid by Purchaser bears the same proportion to the total costs, fees and expenses of the Arbitrator as the aggregate dollar amount of the Disputed Rebate Matters unsuccessfully disputed by Purchaser (as determined by the Arbitrator) bears to the aggregate dollar amount of all Disputed Rebate Matters, and Seller will pay the remainder of such costs, fees and expenses. All disputes with respect to the Preliminary Rebate Statement and the Post-Closing Business Customer Rebates Amount will be resolved in accordance with this Section 1.9.

(k) Within three business days after the date on which the Post-Closing Business Customer Rebates Amount is finally determined in accordance with this Section 1.9, Purchaser shall pay to Seller, by wire transfer of immediately available funds to an account designated in writing by Seller, an amount in U.S. dollars equal to the Post-Closing Business Customer Rebates Amount.

Section 1.10 Notice of Parent Dividends. Seller agrees that, no later than the date Parent makes any dividend, distribution, payment or loan of any of the proceeds of the Purchase Price in excess of $100 million (either singly or in the aggregate) to any shareholder of Parent, Seller shall provide notice to Purchaser of the making and approximate amount of such dividend, distribution, payment or loan.

Section 1.11 Foreign Auditors and Directors.

(a) Clause (b) of Section 2.4 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“(b) [Intentionally omitted.]”

(b) Notwithstanding anything to the contrary contained in Section 2.4(a) of the Purchase Agreement, Hilde Noppen shall not be required to be removed from office as a director of BVBA after the Closing.

Section 1.12 Amendment and Restatement of Certain Annexes.

(a) Annex 2 of the Disclosure Schedule is hereby deleted in its entirety and replaced by Annex 2 attached hereto.

(b) Annex 8 of the Disclosure Schedule is hereby deleted in its entirety and replaced by Annex 8 attached hereto.

Section 1.13 Updated Business Employee List. Schedule 1.13 attached hereto contains the updated list of Business Employees (including new hires and terminations) required to be delivered pursuant to Section 5.6(a) of the Purchase Agreement. Purchaser acknowledges and agrees that Seller shall be deemed to have delivered Schedule 1.13 ten (10) days prior to the Closing Date for all applicable purposes of the Purchase Agreement.

Section 1.14 Amended Definition. Section 9.1(aaa) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“ “Purchase Price” shall mean $733,650,000, as such amount may be adjusted prior to the Closing pursuant to Section 5.15(b).”

Section 1.15 Sint-Niklaas Expenses. In connection with the Lease Agreement being entered into on the date hereof between BVBA, as lessor, Esselte Business BVBA, as lessee, and Seller, as guarantor, regarding the facility at Sint-Niklaas, and the physical separation of the space to be occupied by such respective parties at the facility, Purchaser shall consult with Seller on the cost, scope and duration of the projects listed on Schedule 1.15 attached hereto (the “Facility Projects”), and shall undertake the Facility Projects after receiving the prior consent of Seller to the planned cost, scope and duration of the Facility Projects, which consent shall not be unreasonably withheld or delayed. Each of Seller and Purchaser acknowledge and agree that the purpose of the Facility Projects is to implement the separation of the Sint-Niklaas Belgium facility. Seller and Purchaser shall each be liable for 50% of the costs and expenses relating to the Facility Projects.

ARTICLE II

MISCELLANEOUS

Section 2.1 Amendment and Modification. This Amendment is entered into pursuant to Section 10.2 of the Purchase Agreement and is intended to amend and modify the Purchase Agreement as expressly set forth in ARTICLE I of this Amendment.

Section 2.2 Counterparts. This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 2.3 Ratification; Entire Agreement. This Amendment will not affect any terms of the Purchase Agreement other than those amended by this Amendment and is only intended to amend, alter or modify the Purchase Agreement as expressly stated herein. Except as amended by this Amendment, the Purchase Agreement remains in full force and effect, and is hereby ratified and acknowledged by each of the parties. The Purchase Agreement (including the documents and the instruments referred to therein), as amended by this Amendment, and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and thereof and (b) are not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. If there are any conflicts between this Amendment and Purchase Agreement, then this Amendment will govern and control.

Section 2.4 Severability. Any term or provision of this Amendment that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 2.5 Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF THAT WOULD REQUIRE THE APPLICATION OF ANY OTHER LAW.

Section 2.6 Authorization. Each party hereto represents and warrants to the other parties hereto that the execution, delivery and performance of this Amendment by such party have been duly and validly authorized and approved by the board of directors or other governing body of such party, and that no other proceedings (corporate or otherwise) on the part of such party is necessary to authorize this Amendment.

Section 2.7 Interpretation.

(a) The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

(b) When a reference is made in this Amendment to a section or article, such reference shall be to a section or article of the Purchase Agreement unless otherwise clearly indicated to the contrary.

(c) Upon execution hereof, each reference in the Purchase Agreement to “this Agreement,” “hereby,” “hereunder,” “herein,” “hereof” or words of like import referring to the Purchase Agreement shall mean and refer to the Purchase Agreement as amended by this Amendment. Any and all notices, requests, certificates and other instruments executed and delivered prior to, on or after the date of this Amendment may refer to the Agreement without making specific reference to this Amendment, but nevertheless all references to the Agreement shall be a reference to such document as amended hereby.

(d) A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Purchaser and Seller have executed this Amendment or caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.

NEWELL RUBBERMAID INC.

By: /s/ Dale L. Matschullat
Name: Dale L. Matschullat
Title: Vice President — General Counsel and
Corporate Secretary

ESSELTE AB

By: /s/ Adam Suttin
Name: Adam Suttin
Title: Director

Acknowledged by (solely for purposes of and as relates to the provisions set forth in Section 10.12 of the Purchase Agreement):

ESSELTE GROUP HOLDINGS AB

By: /s/ Adam Suttin
Name: Adam Suttin
Title: Director

Schedules

Employees; Employee Benefits.	Schedule 5.6(f)

Election to Change Reorganization Plan to Corporation Proposal.	Schedule 1.3(a)

Accepted Reorganization Amendments.	Schedule 1.3(b)

Annexes

Trademark registrations, applications and material unregistered Trademarks.	Annex 2

Trademark registrations, applications and material unregistered Trademarks being Transferred In.	Annex 8

CH1\ 4403469.1